SURGEPAYS, INC.

3124 BROTHER BLVD.

SUITE 410

BARTLETT, TN 38133

August 2, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc. (formerly known as Surge Holdings, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
Filed June 21, 2021
File No. 333-233726

Dear Ms. Wirth:

By letter dated July 21, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission provided SurgePays, Inc., formerly known as Surge Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on June 21, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are listed below, followed by the Company’s responses, in bold.

Amendment No. 2 to Registration Statement on Form S-1 filed June 21, 2021

Risk Factors, page 14

1.	We note your amended disclosure in response to prior comment 4 and reissue it in part. Please disclose the percentage of outstanding shares that all Series A Preferred Stock and all Series C Preferred Stock shareholders (not just the CEO) currently own and must keep to continue to control the outcome of matters submitted to shareholders for approval and revise to acknowledge that any future issuances of Series A Preferred Stock and Series C Preferred stock, to any person (not just the CEO), may be dilutive to holders of your Common Stock.

RESPONSE: On the date hereof, we are filing Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment”). We have revised the risk factor in the Amendment to provide the additional information requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Information, page 30

2.	We note your response to prior comment 5. For all periods presented, please revise to separately discuss each reportable segment ́s results, including revenues, gross margin, and operating income (loss). Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. See Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

RESPONSE: We have revised this section in the Amendment to discuss each reportable segment’s results and to include the information requested by the Staff.

Business

Disrupting the Supply Chain, page 35

3.	We note your amended disclosure in response to prior comment 11. To the extent that you have relied on sources for claims made in this section, such as “labor normally accounts for 25% of the retail cost of a product sold in convenience stores” or “the store owner realizes a 10%-15% lower price on the wholesale products they are currently buying or in many cases, can select from a wider variety of products from manufacturers nationwide,” please revise to provide sources for such statements. In the alternative, please revise to characterize your claims as management’s beliefs.

RESPONSE: We revised this section in the Amendment to characterize our claims as management’s beliefs and understandings.

Legal Proceedings, page 38

4.	Your disclosure regarding the Glen Eagles legal proceedings states that “[a] scheduling order from the court is forthcoming, with tentative dates for a calendar call scheduled for June 2, 2021 and a bench trial scheduled for June 20, 2021.” Please revise to update this information as of the date of the filing.

RESPONSE: We have revised the disclosure regarding the Glen Eagles legal proceedings in the Amendment to correct the dates of future events related to such legal proceedings.

Financial Statements

Consolidated Statements of Operations, page F-3

5.

We note your revision to the line-item description in response to prior comment 15. However, you continue to report a figure identified as “gross profit” that is an income amount before depreciation and amortization. As previously requested, please remove this “gross profit” figure from your income statements. We refer you to the guidance in SAB Topic 11:B.

RESPONSE: The Company clarifies that the line item labeled cost of revenue (exclusive of depreciation and amortization shown below), does not intend to mean that there is depreciation and amortization related to cost of revenues but have not been shown therein, rather they are operating costs and expenses properly shown under the grouping costs and expenses. Therefore, the amount reported as gross profit is properly stated. In future filings, the Company will consider removing the parenthetical disclosure as SAB Topic 11B does not apply.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

6.

We note your response to prior comment 16. In regard to all significant revenue categories presented, please identify and describe in further detail your contractual performance obligations that are transferred to your customers. As an example, LogicsIQ is described as a full-service digital advertising agency; however, you disclose neither the terms nor the nature of your contractual performance obligations. Accordingly, please disclose in sufficient detail the significant contractual terms and conditions (e.g. payment terms, refunds, and any warranties), and the nature of the performance obligations that you promise to transfer in your contracts with customers. Refer to ASC 606-10-50-12.

RESPONSE: We have revised the Amendment to expand our disclosures and provide the information requested by the Staff.

Note 6. Intangible Assets, page F-16

7.

Please revise to clarify the nature of your proprietary software, provide the estimated useful lives (or range) for each asset class, and disclose whether you are amortizing your intangible assets utilizing the straight line method or another acceptable method.

RESPONSE: We have revised the Amendment to include the information requested by the Staff.

Note 11. Derivative Liabilities, page F-60

8.

Please explain the derivative liabilities balance of approximately $1.4 million related to embedded conversion features in convertible promissory notes that no longer appear to be outstanding. We note that Note 10 represented that you either settled or satisfied all notes during the year and did not have any outstanding convertible promissory notes as of December 31, 2020.

RESPONSE: At December 31, 2020, certain convertible notes remained outstanding; however, on the accompanying consolidated balance sheets, the Company combined these convertible debt instruments into the line item called notes payable and current portion of long-term debt, net. The derivative liabilities remained outstanding at that time. In future filings, the Company will consider re-titling the account descriptions.

Note 10. Derivative Liabilities, page F-60

9.

We note your disclosure that you determined the conversion option in the convertible note executed during the three months end March 31, 2021 met the definition of a derivative liability in accordance with ASC 815, and you bifurcated the embedded conversion option. Please more fully address the following:

● Citing authoritative guidance, tell us how you determined it was appropriate to record a “derivative expense” of approximately $1.8 million during first quarter of 2021, given the change in fair value of your derivative liability was $303,043 as of March 31, 2021; and

● Clarify in the filing the reason for the expense, which appears to be the result of the debt discount exceeding the face value of the note, and explain how you determined the amount of the expense.

RESPONSE: In connection with bifurcating the embedded conversion option and accounting for this instrument at fair value, the Company computed a fair value on the commitment date, and upon the initial valuation of this instrument, determined that the fair value of the liability exceeded the proceeds of the debt host instrument.

As a result, the Company recorded a debt discount at the maximum amount allowed (the face amount of the debt), which required the overage to be recorded as a derivative expense (charge/loss in earnings).

On day 1, the fair value of the instrument was recorded at its fair value, the debt was carried at $0, and is expected to be accreted back to its face amount (amortization of the debt discount over the life of the note). Future changes in fair value (mark to market adjustments) will be recorded through earnings.

In determining this amount, the Company fair valued the embedded conversion features equal to $4,075,057. When taking into consideration the face amount of the note, the maximum debt discount allowable was $2,300,000 (inclusive of debt issue costs of $300,000), the remaining difference of $1,775,057 was recorded as a derivative expense. This determination occurred on Day 1. At period end March 31, 2021, all derivative liabilities were marked to market, resulting in an adjustment of $303,043.

Additionally, the Company considered the following guidance in determining the relative fair value of its derivative liabilities:

ASC 470-20-25-2 indicates that the proceeds of debt instruments issued with detachable stock purchase warrants should be allocated between the debt instrument and additional paid-in capital on a relative fair value basis. ASC 470-20-30-5 also indicates that an issuer should allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detached warrants) on a relative fair value basis and provides an example of convertible debt issued with equity-classified warrants. Neither ASC 470-20-25-2 nor ASC 470-20-30-5 provides specific guidance on the allocation of proceeds between a debt or equity instrument and other freestanding financial instruments when those other instruments are classified as assets or liabilities and marked to fair value during each period with changes in fair value reported in earnings.

Finally, the Company has reviewed a speech by Hillary H. Salo in her remarks before the 2014 National Conference on Current SEC and PCAOB Developments, and noted the following topic of discussion: Allocation of Proceeds when the Fair Value of a Liability Required to be Measured at Fair Value Exceeds the Net Proceeds Received for a Hybrid Instrument

In this discussion Ms. Salo said… “In the fact patterns analyzed by the staff, we concluded that if no other rights or privileges that require separate accounting recognition as an asset could be identified, the financial liabilities that are required to be measured at fair value (for example, embedded derivatives) should be recorded at fair value with the excess of the fair value over the net proceeds received recognized as a loss in earnings”…

https://www.sec.gov/news/speech/2014-spch120814hhs

With the authoritative guidance mentioned above, along with the remarks by Ms. Salo (non-authoritative), the Company believes these sources properly reflect US GAAP as well as the views of the Staff when such issues occur and how to properly account for and disclose such transactions. Additionally, in current practice, day 1 derivative fair values if in excess of the debt are recorded to the statement of operations, consistent with the Company’s treatment.

The Company has revised Note 10 in the Amendment include the following:

In connection with recording the Company’s new derivative liability during the 3 months ended March 31, 2021, the fair value of the liability computed was an amount in excess of the related convertible note, resulting in a derivative expense, which is an additional loss to earnings as follows:

Day 1 fair value of derivative liabilities	$4,075,057
Less: maximum debt discount allowable	$2,300,000
Derivative expense	$1,775,057.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

SURGEPAYS, INC.

/s/ Kevin Brian Cox
Kevin Brian Cox
Chief Executive Officer